Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the First Quarter of Fiscal 2022

 1Q22 Added 19,673 New Subscribers

Revenues Up 12.2% YoY to RMB315.2 Million ($48.8 Million)

Gross Profit Up 12.6% YoY to RMB267.3 Million ($41.4 Million)

Operating Income Up 17.3% YoY to RMB156.6 Million ($24.2 Million)
Non-GAAP Operating Income Up 15.5% YoY to RMB168.5 Million ($26.1 Million)

Conference Call to be Held on August 31, 2021, at 8:00 a.m. ET

HONG KONG, China, August 30, 2021 -- Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the first quarter of fiscal 2022, ended June 30, 2021.

First Quarter of Fiscal 2022 Highlights

•	Revenues increased by 12.2% year-over-year (“YoY”) to RMB315.2 million ($48.8 million).
•	New subscribers and accumulated subscriber base were 19,673 and 920,195[1], respectively.

•	Gross profit increased by 12.6% YoY to RMB267.3 million ($41.4 million).

•	Operating income increased by 17.3% YoY to RMB156.6 million ($24.2 million).
•	Operating income before depreciation and amortization[2] (“non-GAAP operating income”) increased by 15.5% YoY to RMB168.5 million ($26.1 million).

•	Net income attributable to the Company’s shareholders increased by 3.0% YoY to RMB136.4 million ($21.1 million).

“We recorded 19,673 new subscribers during the first quarter of fiscal 2022, as China’s approach largely kept COVID-19 under control and consumer concerns gradually alleviated.” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “However, despite current policy stimulus on newborn, we remain cautious about our near-term outlook due to factors that include the recent reimplementation of COVID-related lockdowns, general regulatory uncertainty, potential changes to the market dynamics affecting China’s cord blood banking industry and the downward newborn trend in our operating markets. With a focus on enhancing our risk-resistance capacities, we continue to prepare for potential structural and regulatory changes to ensure the long-term growth of the Company.”

Summary – First Quarter Ended June 30, 2020 and 2021

	Three Months Ended June 30,
	2020	2021
(in thousands)	RMB	RMB	US$
Revenues	280,913	315,174	48,814
Gross Profit	237,450	267,333	41,405
Operating Income[3]	133,509	156,556	24,249
Change in Fair Value of Equity Securities	18,405	5,601	867
Dividend Income	-	1,120	173
Net Income Attributable to the Company’s Shareholders	132,509	136,421	21,130
Earnings per Ordinary Share (RMB/US$)
– Basic	1.09	1.12	0.17
– Diluted	1.09	1.12	0.17

Revenue Breakdown (%)
Processing Fees and Other Services	57.5%	58.6%
Storage Fees	42.5%	41.4%

New Subscribers (persons)	17,233	19,673
Total Accumulated Subscribers (persons)	849,933	920,195 [1]

Summary – Selected Cash Flow Statement Items

	Three Months Ended June 30,
	2020	2021
(in thousands)	RMB	RMB	US$
Net cash provided by operating activities	99,829	172,823	26,767
Net cash used in investing activities	(7,444)	(2,546)	(394)
Net cash used in financing activities	-	(7,729)	(1,197)

First Quarter of Fiscal 2022 Financial Results

REVENUES. Revenues increased by 12.2% YoY to RMB315.2 million ($48.8 million) in the first quarter of fiscal 2022. The increase was mainly attributable to the increase in processing fee revenues due to the increase in new subscribers as well as increase in storage fee revenues as a result of an enlarged subscriber base.

During the first quarter our new subscriber numbers for the reporting period increased by 14.2% YoY to 19,673, due in part to China's effective control of 2019 novel coronavirus (“COVID-19”) gradually alleviating consumer concerns over childbirth and spending; combined with a relatively low base in the first quarter of last fiscal year early in the COVID-19 pandemic. Revenues generated from processing fees and other services in the reporting quarter increased accordingly by 14.3% YoY to RMB184.7 million ($28.6 million).

By the end of June 2021, the Company’s accumulated subscriber base expanded to 920,1951, as revenues generated from storage fees increased by 9.4% YoY to RMB130.5 million ($20.2 million) in the reporting quarter. Storage fee revenues represented 41.4% of total revenues, down from 42.5% in the prior year period.

GROSS PROFIT. Gross profit for the reporting quarter increased by 12.6% YoY to RMB267.3 million ($41.4 million), in line with topline growth. Gross margin improved slightly to 84.8% from 84.5% in the prior year period.

OPERATING INCOME. With slower increase in sales and marketing and general and administrative expenses, operating income for the reporting quarter increased by 17.3% YoY to RMB156.6 million ($24.2 million). Operating margin expanded to 49.7% in the reporting quarter from 47.5% in the prior year period. Depreciation and amortization expenses for the first quarter amounted RMB11.9 million ($1.8 million). Non-GAAP operating income2 improved by 15.5% YoY to RMB168.5 million ($26.1 million).

Research and Development Expenses. Research and development expenses for the first quarter increased by 17.3% YoY to RMB5.1 million ($0.8 million), in line with management expectations.

Sales and Marketing Expenses. As the Company cautiously rode the tide of consumer sentiment recovery, sales and marketing expenses for the reporting quarter increased by 7.9% YoY to RMB59.4 million ($9.2 million) due to higher sales performance incentives, partially offset by controlled marketing spending. Sales and marketing expenses as a percentage of revenues decreased to 18.8% from 19.6% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the first quarter increased by 3.9% YoY to RMB46.3 million ($7.2 million), mainly driven by increases in provisions and professional fees, partially offset by lower overhead. General and administrative expenses as a percentage of revenues decreased to 14.7% from 15.9% in the prior year period.

OTHER INCOME AND EXPENSES.

Change in Fair Value of Equity Securities. In the first quarter, the Company recognized an increase in fair value of equity securities, or “mark-to-market gains,” of RMB5.6 million ($0.9 million), compared to RMB18.4 million in the prior year period. The changes were mainly attributable to the valuation of the Company’s investments in equity securities.

Dividend Income. In the reporting quarter, the Company received RMB1.1 million ($0.2 million) dividend income from the Company’s equity investments, whereas no such income was recorded in the prior year period.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As a result of the increases in operating income and dividend income, partially compensated by the decrease in mark-to-market gains, income before income tax for the first quarter increased by 7.4% YoY to RMB172.3 million ($26.7 million). Income tax expense for the reporting quarter was RMB33.3 million ($5.2 million). Net income attributable to the Company’s shareholders for the reporting quarter increased by 3.0% YoY to RMB136.4 million ($21.1 million). Net margin for the first quarter was 43.3%.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the first quarter fiscal 2022 increased by 2.8% YoY to RMB1.12 ($0.17).

Corporate Developments

•	On March 2, 2021, the Board of Directors of the Company (the “Board”) received a non-binding proposal letter (the “Alternate Ocean Offer”) from Alternate Ocean Investment Company Limited (“Alternate Ocean”), pursuant to which Alternate Ocean, acting on behalf of certain funds and/or entities (the “Acquirer”) that it manages and/or advises, proposed to acquire all of the outstanding ordinary shares of the Company for $5.00 per ordinary share in cash, subject to certain conditions.

•	On March 15, 2021, the Board announced it had formed a special committee of independent directors who are not affiliated with Alternate Ocean (the “Special Committee”) to evaluate the Alternate Ocean Offer. The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Jack Chow, and Mr. Jacky Cheng, each of whom currently serves as an independent director on the Board with Mr. Chen serving as the chair of the Special Committee.

•	The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into definitive agreement, and/or the Acquirer and the Company each obtaining the relevant regulatory and shareholders’ approval. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, August 31, 2021 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-855-824-5644 or 1-646-722-4977 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 54240817#.

1 During the three months ended June 30, 2021, 19,673 new subscribers were recruited. During the three months ended June 30, 2021, the Company determined that the recoverability of 915 private cord blood units was remote and therefore, the Company terminated their subscription services according to the subscription contracts. Out of these prior private cord blood units, 715 prior private cord blood units were being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 920,195 as of June 30, 2021.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended June 30, 2020 and 2021 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB12.4 million and RMB11.9 million ($1.8 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months ended June 30, 2021 include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at:

http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the ongoing impact of COVID-19, including the partial lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC (including but not limited to cord blood license related regulations, Biosecurity laws, antitrust laws) and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments in the U.S. affecting listed issuers whose independent registered public accounting firms are based in China and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions, the non-binding proposal letter from Alternate Ocean and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ending June 30, 2021 were made at the noon buying rate of RMB6.4566 to $1.00 on June 30, 2021 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2021

	March 31,	June 30,
	2021	2021
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	6,075,798	6,237,406	966,051
Accounts receivable, less allowance for credit losses (March 31, 2021: RMB137,961; June 30, 2021: RMB147,293 (US$22,813))	130,298	135,415	20,973
Inventories	44,257	36,960	5,724
Prepaid expenses and other receivables	47,788	66,912	10,363
Total current assets	6,298,141	6,476,693	1,003,111
Property, plant and equipment, net	498,656	488,803	75,706
Operating lease right-of-use assets	5,039	4,504	698
Non-current deposits	344,752	346,446	53,658
Non-current accounts receivable, less allowance for credit losses (March 31, 2021: RMB67,095; June 30, 2021: RMB65,799 (US$10,191))	217,208	228,986	35,465
Inventories	91,446	92,449	14,319
Intangible assets, net	88,202	87,047	13,482
Investment in equity securities at fair value	117,911	121,875	18,876
Other equity investment	189,129	189,129	29,292
Deferred tax assets	55,845	59,024	9,142
Total assets	7,906,329	8,094,956	1,253,749

LIABILITIES
Current liabilities
Accounts payable	9,479	13,883	2,150
Accrued expenses and other payables	136,448	144,110	22,320
Operating lease liabilities	1,636	1,655	256
Deferred revenue	449,359	453,659	70,263
Income tax payable	29,547	31,246	4,839
Total current liabilities	626,469	644,553	99,828
Non-current deferred revenue	2,392,906	2,418,456	374,571
Non-current operating lease liabilities	147	99	15
Other non-current liabilities	482,224	489,344	75,790
Deferred tax liabilities	16,132	17,013	2,635
Total liabilities	3,517,878	3,569,465	552,839

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and June 30, 2021, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	325,494
Treasury stock, at cost (March 31 and June 30, 2021: 136,899 shares, respectively)	(2,815)	(2,815)	(436)
Accumulated other comprehensive losses	(103,179)	(105,125)	(16,282)
Retained earnings	2,386,187	2,522,608	390,703
Total equity attributable to Global Cord Blood Corporation	4,381,858	4,516,333	699,492
Non-controlling interests	6,593	9,158	1,418
Total equity	4,388,451	4,525,491	700,910
Total liabilities and equity	7,906,329	8,094,956	1,253,749

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended June 30, 2020 and 2021

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands except per share data)
Revenues	280,913	315,174	48,814
Cost of revenues	(43,463)	(47,841)	(7,409)
Gross profit	237,450	267,333	41,405
Operating expenses
Research and development	(4,345)	(5,098)	(790)
Sales and marketing	(55,060)	(59,403)	(9,199)
General and administrative	(44,536)	(46,276)	(7,167)
Total operating expenses	(103,941)	(110,777)	(17,156)
Operating income	133,509	156,556	24,249
Other income
Interest income	6,767	8,190	1,268
Foreign currency exchange gains	42	146	23
Change in fair value of equity securities	18,405	5,601	867
Dividend income	-	1,120	173
Others	1,723	639	99
Total other income	26,937	15,696	2,430
Income before income tax	160,446	172,252	26,679
Income tax expense	(26,021)	(33,266)	(5,152)
Net income	134,425	138,986	21,527
Net income attributable to non-controlling interests	(1,916)	(2,565)	(397)
Net income attributable to Global Cord Blood Corporation’s shareholders	132,509	136,421	21,130

Earnings per share:
Attributable to ordinary shares
- Basic	1.09	1.12	0.17
- Diluted	1.09	1.12	0.17

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(439)	(1,946)	(301)
Comprehensive income	133,986	137,040	21,226

Comprehensive income attributable to non-controlling interests	(1,916)	(2,565)	(397)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	132,070	134,475	20,829

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months Ended June 30, 2020 and 2021

	Three months ended June 30,
	2020	2021
	RMB	RMB	US$
		(in thousands)
GAAP amount of operating income	133,509	156,556	24,249
Depreciation and amortization expenses[4]	12,356	11,895	1,842
Non-GAAP operating income	145,865	168,451	26,091

4 Depreciation and amortization expenses related to property, plant and equipment and intangible assets respectively.